[redacted]

19
3/11

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C. 189

11017782

.ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~83699~~ 23699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Cardinal Drive
(No. and Street)

Vero Beach (City) — Florida (State) — 32963 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Wiseman, Vice President — (772) 231-6689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA, PA
(Name – *if individual, state last, first, middle name*)

1826 14th Ave, Suite 102 (Address) — Vero Beach (City) — Florida (State) — 32960 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KH 3/15

OATH OR AFFIRMATION

I, Thomas A. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Research, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA

MICHELLE TODD
Commission DD 690051
Expires June 28, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C. P. A.
SALLIE C. WATSON, C. P. A.

Member
Private Company Accounting
Oversight Board

Member
American Institute of
Certified Public Accountants

Florida Institute Of
Certified Public Accountants

February 10, 2011
Securities Research, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements of Securities Research, Inc. for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulating Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A.J. Brackens, CPA, PA
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2010

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2010

A. J. BRACKINS, C.P.A., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C. P. A.
SALLIE C. WATSON, C. P. A.

Member
Private Company Accounting
Oversight Board

Member
American Institute of
Certified Public

Florida Institute Of
Certified Public

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
189

INDEPENDENT AUDITOR'S REPORT

February 10, 2011

To the Board of Directors
Securities Research, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Securities Research, Inc. as of December 31, 2010, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$ 17,041
Receivable from clearing broker	77,490
Marketable securities available for sale, at market	1,394,936
Prepaid expenses and other	17,718
Refundable income taxes	112,741
Equipment, furniture and fixtures and leasehold improvements at cost, net of accumulated depreciation of $173,666, using straight - line and accelerated methods	-
Goodwill, net	153,716
	$ 1,773,642

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 29,798
Total liabilities	29,798
Stockholder's Equity:	
Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid - in capital	1,040,466
Retained earnings	737,321
Accumulated other comprehensive loss	(34,443)
Total stockholder's equity	1,743,844
	$ 1,773,642

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the Year Ended December 31, 2010

Revenue	
Commissions	$ 1,981,732
Interest, dividends and gains and losses on marketable securities held for sale	(72,210)
	1,909,522
Expenses	
Employee compensation	961,443
Clearing charges	186,130
Quotatioin services	118,375
Occupancy	163,541
Telephone	74,703
Office supplies and expenses	43,028
Payroll taxes	77,512
Employee benefits	232,945
Advertising	54,100
Depreciation	1,342
Other	426,843
Total expenses	2,339,962
Loss before income tax benefit	(430,440)
Provision for income tax benefit	-
Net loss	(430,440)
Other comprehensive income:	
Unrealized holding gains arising during the year	171,711
Reclassification adjustment	100,067
Provision for income taxes	(50,198)
Other comprehensive income	221,580
Comprehensive loss	$ (208,860)

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance, December 31, 2009	$ 500	$ 1,040,466	$ 1,167,761	$ (256,023)	$ 1,952,704
Net loss	-	-	(430,440)	-	(430,440)
Other comprehensive income	-	-	-	221,580	221,580
Balance, December 31, 2010	$ 500	$ 1,040,466	$ 737,321	$ (34,443)	$ 1,743,844

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2010

Balance, December 31, 2010	$ -
Balance, December 31, 2009	$ -

Read the accompanying notes to financial statements

SECURITIES RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from operating activities:		
Comprehensive loss		$ (208,860)
Adjustments to reconcile comprehensive loss to net cash provided by operating activities:		
Depreciation	$ 1,345	
Provision for income taxes	50,198	
Unrealized gains on marketable securities	(171,711)	
Decrease in prepaid expenses	1,601	
Increase in receivable from clearing broker	(50,348)	
Decrease in accounts payable and accrued liabilities	(20,849)	
Total adjustments		(189,764)
Net cash used in operating activities		(398,624)
Cash flows from investing activities:		
Sales of marketable securities available for sale		373,429
Net cash from investing activities		373,429
Net decrease in cash		(25,195)
Cash at beginning of year		42,236
Cash at end of year		$ 17,041

For purposes of the Statement of Cash Flows, the Company considers money market funds and cash credits with the clearing broker as marketable securities

Amounts paid during 2010 for:	
Income taxes (to the Parent Company)	$ -
Interest	$ -

Read the accompanying notes to financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization:

Securities Research, Inc. (the Company) was incorporated on October 16, 1978 under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), Lake Charles, LA. The Company operates as a Broker / Dealer, principally through a fully disclosed correspondent agreement. The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, Virginia, and Connecticut.

Summary of Significant Accounting Policies

Pervasiveness of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalization:

Equipment, furniture and fixtures and leasehold improvements are recorded at cost. Depreciation is provided using both accelerated and straight-line methods over the estimated useful lives of the individual assets.

Investments:

Marketable securities available for sale are valued at market value. Any difference between cost and market is included in other comprehensive income. Realized gains and losses are included in net income or net loss.

Goodwill:

Goodwill represents the excess of the cost of purchased companies over the fair value of the net assets at date of acquisition. In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, tested for impairment at least annually. The Company has adopted certain provisions of Statement 142 and, as a result, did not amortize goodwill in 2010.

Advertising:

The company charges the cost of media advertising to operations in the period when the expense is incurred.

Note 1 – Organization and Summary of Significant Accounting Policies: (Cont'd)

Income Taxes:

Income tax expense is based on pretax financial accounting income and includes deferred taxes, when applicable, for the effects of timing differences between financial accounting income and taxable income. The consolidated current and deferred tax expense of the Parent Company is allocated to members of the group using the taxable income method (as defined in the Income Tax Regulations) under which each member's share of tax expense is allocated based upon it's separate taxable income, disregarding any members taxable loss.

Note 2 – Related Party Transactions

The Parent Company makes payments for State and Federal income taxes as they become due. During the year 2010 the Company did not make any payments to the Parent Company for income taxes.

Note 3 – Exemption from Rule 15c3-3

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange act of 1934, under Section (k) (2) of the rule.

Note 4 – Investments

Investments consist of marketable securities available for sale at market value as follows:

Cash accounts with clearing broker	$	374,460
State and municipal debt securities (cost $29,423)		29,277
Equity securities (cost $1,025,496)		991,199
Total	$	1,394,936

Note 5 – Equipment, Furniture and Fixtures and Leasehold Improvements

Equipment, Furniture and fixtures and Leasehold Improvements consist of the following:

Leasehold improvements	$	17,828
Furniture and fixtures		35,152
Machinery and Equipment		120,687
Total		173,667
Less accumulated depreciation		(173,667)
	$	-

Depreciation charged to operations amounted to $ 1,342 for the current year.

Note 6 – Stockholder's Equity:

The following is reconciliation of stockholder's equity as reported in the December 31, 2010, unaudited FOCUS report and in the accompanying financial statements.

As reported in Focus Report	$ 1,795,942
Audit adjustments:	(52,098)
As reported in accompanying financial statements	$ 1,743,844

Note 7 – Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $1,311,966 and $250,000 respectively.

Note 8 – Income Taxes

The Company files a consolidated Federal income tax return with its parent company and separate state income tax returns in several states. The provision for income taxes for 2010:

Provision for income taxes on operating income (loss):	
State income tax benefit	$ -
U. S. income tax	50,198
Provision for income tax	$ 50,198

For financial reporting purposes, the Company has unrealized holding losses of $ 34,443 as of December 31, 2010. Based upon objective evidence, including current tax laws, management believes it is more likely than not that the net tax deferred assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax liability relating to other comprehensive loss as of December 31, 2010.

U.S. income tax on unrealized holding gains of $ 171,711 in 2010 amounted to $ 50,198, equal to previously recorded income tax benefit from unrealized holding losses recognized in prior years.

Note 9 – Operating Leases

Certain equipment and office facilities are leased under operating leases expiring at various times. The minimum future rental commitments including expected renewals under these leases amounts to $763,985 for the next five years and are payable as follows:

Year Ending	Amount
2011	$ 152,797
2012	$ 152,797
2013	$ 152,797
2014	$ 152,797
2015	$ 152,797

Rent and utilities incurred under all operating leases amounted to $163,541 for the current year.

Note 10 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivable from clearing broker, and marketable securities. Marketable securities and cash with a market value of $1,394,936 and receivable from clearing broker ($77,489) are held by or due from the Company's clearing brokers at December 31, 2010.

Note 11 – Litigation

The Company has not been involved in any litigation during the current fiscal year.

Note 12 – 401 (k) Savings Plan

The Company established a 401(k) Savings Plan (the Plan) in 2002, by adopting a prototype plan established by its payroll service firm. Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company matches the first 3% of employee contributions. Compensation expense for the 401(k) match in 2010 amounted to $ 6,623.

Net Capital:		
Total stockholders' equity		$ 1,743,844
Deductions and / or charges:		
Non-allowable assets:		
Prepaid expenses	$ 17,719	
Property and equipment	-	
Refundable income taxes	112,741	
Goodwill	153,716	
		284,176
Net capital before haircuts on securities position		1,459,668
Haircuts on securities		147,702
Net Capital		$ 1,311,966
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 29,798
Minimum capital required - the greater of $250,000 or 6 2/3% of aggregate indebtedness		$ 250,000
Net Capital in Excess of Minimum Requirement		$ 1,061,966
Ratio of aggregate Indebtedness to Net Capital		0.02271 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2010):		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report		$ 1,318,005
Audit adjustments		(6,039)
Net capital per computation, December 31, 2010		$ 1,311,966